Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway announces the acquisition of Mendota Insurance Company

    TORONTO, April 2 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway") today announced the completion of the previously announced acquisition of Mendota Insurance Company ("Mendota"), a wholly owned subsidiary of The Travelers Companies, Inc. (f/k/a The St. Paul Travelers
Companies, Inc.). The transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance Agency, Inc.
Terms of the transaction were not disclosed. The purchase price has been funded through a combination of internal sources and Kingsway's existing credit facilities.
    Mendota is licensed in 43 states and currently writes non-standard automobile insurance business in 20 states through a network of about 6,000 independent agency locations. Mendota is headquartered in St. Paul, Minnesota and in calendar year 2006 wrote approximately $175 million of non-standard automobile premiums.
    "We are very excited to announce the completion of the acquisition of
Mendota", said Bill Star, President and Chief Executive Office of Kingsway.
"This acquisition is consistent with our growth strategy of specialty insurance products, particularly non-standard automobile in the United States.
Mendota is a well run and profitable organization and we look forward to this continued success as part of the Kingsway Group of Companies."

    About the Company
    -----------------

    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through twelve wholly-owned insurance subsidiaries in Canada and the U.S.
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company and Avalon Risk Management, Inc.
The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    Lincoln General Insurance Company, Universal Casualty Insurance Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and
Kingsway Reinsurance (Bermuda) Ltd. are all rated "A-" (Excellent) by A.M.
Best. Kingsway General and York Fire are rated "B++" (Very Good) and American
Country and U.S. Security are rated "B+" (Very Good) by A.M. Best. The
Company's senior debt is rated investment grade "BBB-"(stable) by Standard and
Poor's and A.M. Best and "BBB" (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto
Stock Exchange and the New York Stock Exchange, under the trading symbol
"KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 09:00e 02-APR-07